OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Lighting Science Group Corporation

Full Name of Registrant

Former Name if Applicable
2100 McKinney Ave., Suite 1515

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75201

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Lighting Science Group Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”), because it requires additional time for the review and completion of its financial statements and management’s discussion and analysis. The Company represents that the Form 10-Q will be filed within the period described under Rule 12b-25(b)(ii).
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stephen Hamilton	(214)	382-3630
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a comprehensive loss for the three and nine month periods ended September 30, 2008 of approximately $(11,900,000) and $(26,500,000), respectively. Net comprehensive loss for the three and nine month periods ended September 30, 2007 was $(3,900,000) and $(7,000,000), respectively. The anticipated loss for the third quarter of 2008 relates primarily to (i) the increased expenses arising as a result of the integration of the Company’s acquisition of the business operations of LED Holdings, LLC (“LED Holdings”) in October 2007; (ii) the increased expenses arising as a result of the integration of the Company’s acquisition of Lighting Partner B.V. (“LPBV”) in April 2008; (iii) the increased expenses arising as a result of the integration of the Company’s acquisition of Lamina Lighting Incorporated (“Lamina”); (iv) the increase in administrative expenses arising as a result of the Company’s implementation of its product and channel development and marketing plans; and (v) the increase in legal expenses in connection with the Company’s pending litigation and the securities filings required by the Company’s acquisitions of

LPBV, the operating business of LED Holdings and the net assets of Lamina. The Company does not believe that period-to-period comparisons of its results of operations are necessarily meaningful, given its acquisitions of LPBV, the operating business of LED Holdings and the net assets of Lamina within the past 12 months. Accordingly, the Company does not believe that period-to-period comparisons of its results of operations should be relied upon as indications of future performance.
This Notification on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the quarter ended September 30, 2008 and the Company’s ability to file its related Quarterly Report on Form 10-Q within the 5-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company of its review of the Company’s financial statements for the quarter ended September 30, 2008 and unexpected delays which the Company may incur in connection with the preparation of the Quarterly Report.

Lighting Science Group Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2008	By:	/s/ Stephen Hamilton

Name: Stephen Hamilton
Title: Vice-President — Finance and Principal Accounting Officer